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                                                                    Exhibit 99.1

                            POINTS INTERNATIONAL LTD.

                                 www.points.com

                             ANNUAL INFORMATION FORM

                                 March 21, 2005

        Information presented herein is current as of December 31, 2004, unless otherwise indicated. All dollar amounts are in
                  Canadian dollars unless otherwise indicated.

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                                TABLE OF CONTENTS

INTRODUCTION ..............................................................    1

SUBSIDIARIES ..............................................................    2

GENERAL DEVELOPMENT OF THE BUSINESS .......................................    2

   Three-Year History .....................................................    2

DESCRIPTION OF THE BUSINESS ...............................................    4

   Core Business - Points Solutions .......................................    4
   Points.com .............................................................    4
   Points.com Business Solutions ..........................................    5
   Specialized Skill and Knowledge ........................................    5
   Competitive Conditions .................................................    5
   Status of New Products .................................................    6
   Components - Raw Materials, Component Parts and Finished Products ......    6
   Intangible Property ....................................................    7
   Seasonality ............................................................    7
   Economic Dependence ....................................................    8
   Changes to Contracts ...................................................    8
   Employees ..............................................................    8
   Foreign Operations .....................................................    8
   Reorganizations ........................................................    8

RISK FACTORS ..............................................................    8

   Limited Financial Resources ............................................    8
   Maturity of the CIBC Capital Partners' Debenture .......................    9
   Liabilities of the Corporation .........................................    9
   Technology and Product Development Risks for Points.com version 3.0 ....   10
   Sensitivity to Foreign Exchange Rate Changes ...........................   10
   High Dependence on Key Customers .......................................   10
   Dependence upon Key Personnel ..........................................   11
   Growth-Related Risks ...................................................   11
   Impediments to Material Transactions ...................................   11
   Conflicts of Interest ..................................................   11
   Limited Customers ......................................................   11
   Revenues ...............................................................   12

DIVIDENDS .................................................................   12

GENERAL DESCRIPTION OF CAPITAL STRUCTURE ..................................   12

MARKET FOR SECURITIES .....................................................   14

ESCROWED SECURITIES .......................................................   15

DIRECTORS AND OFFICERS ....................................................   15

   Name, Address and Occupation of Directors ..............................   15
   Current Officers of the Corporation ....................................   17


                                       -i-

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
   Security Holdings ......................................................   18

BOARD COMMITTEES ..........................................................   18

   Audit Committee ........................................................   18
   Human Resources and Corporate Governance Committee .....................   20
   Corporate Cease Trade Orders or Bankruptcies ...........................   20
   Conflicts of Interest ..................................................   20

LEGAL PROCEEDINGS .........................................................   20

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ...............   20

   Indebtedness by an Officer .............................................   20
   Shares of the Corporation Issued in Exchange for Property ..............   21

TRANSFER AGENT ............................................................   22

MATERIAL CONTRACTS ........................................................   22

ADDITIONAL INFORMATION ....................................................   22


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INTRODUCTION

Points International Ltd. (herein referred to as "Points International" or the "Corporation") is a corporation existing under the Canada Business Corporations Act ("CBCA"). The address of the principal office of the Corporation is 800 - 179 John Street, Toronto, Ontario M5T 1X4.

The Corporation was initially incorporated under the Business Corporations Act (Alberta) on January 5, 1999 under the name Sportek Systems Inc. Pursuant to Certificates of Amendment dated February 2, 1999 and April 16, 1999, respectively, the Corporation changed its name to Sports Technologies Group Inc. ("STGI") and amended its articles to remove its private company restrictions.

By way of Articles of Amendment dated February 10, 2000, STGI's name was changed to Exclamation International Incorporated. The Corporation was then continued from the Business Corporations Act (Alberta) to the Business Corporations Act (Ontario) ("OBCA") on February 17, 2000. The Articles of Continuance were amended on December 20, 2001, June 27, 2002 and April 10, 2003 to, respectively, add a new series of preferred shares designated the "Series One Preference Share," to change the Corporation's name to "Points International Ltd.," and to add two new series of preferred shares designated the "Series Two Preferred Share" and "Series Three Preferred Share."

Effective November 10, 2004, the Corporation was continued from the OBCA to the CBCA. As part of the continuance, the Corporation amended its Articles to remove the provisions relating to the "Series A Preferred Shares," to remove the provision disallowing the directors to appoint one or more additional directors between annual general meetings, and to remove the provision restricting meetings of shareholders to the City of Toronto and anywhere in Alberta.

In connection with the continuance, the Corporation repealed its then existing by-laws and adopted by-laws that conform to CBCA requirements.


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SUBSIDIARIES

At December 31, 2004, the Corporation had the following subsidiaries:

                                  (FLOW CHART)

Note: (1) The Corporation does not own 100% of Points.com Inc. on a fully-diluted basis due to certain outstanding options and warrants. See "General Development of the Business - Three-Year History" below.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

On November 5, 2001, the Corporation's board of directors adopted a restructuring plan (hereafter referred to as the "Restructuring Plan"), pursuant to which, on February 8, 2002, the Corporation acquired the 5% of the issued shares of Points.com Inc. ("Points.com") not previously indirectly held by the Corporation. As a result, the Corporation and its affiliates own directly and indirectly 100% of the outstanding shares of Points.com. However, the Restructuring Plan did not result in the Corporation acquiring all of the shares of Points.com on a fully diluted basis. Points.com had previously issued to certain loyalty program partners "partner warrants", and rights to acquire warrants, which are exercisable to acquire common shares of Points.com. In addition, Points.com had previously issued options to acquire its common shares. Holders of the options to acquire common shares of Points.com have been granted the right to put those shares to the Corporation for common shares ("Common Shares") of the Corporation.

The Corporation is now focused solely on the business of Points.com. In connection with the Restructuring Plan, the Corporation wound down or divested most of its remaining interests in other companies and minority holdings. The Corporation continues to hold an 8-10% (fully diluted) interest in ThinApse Corporation ("ThinApse"), a Vancouver-based technology company. In 2004, ThinApse sold its assets to a company listed on the TSX Venture Exchange. The Corporation still holds shares in ThinApse and, on December 31, 2004, wrote down its $161,629 investment to zero.

On April 11, 2003, InterActiveCorp ("IAC"), through a wholly-owned affiliate, made a $15.1 million strategic investment in Points International (the "IAC Investment"). Under the IAC Investment, Points International issued one convertible preferred share, the Series Two Preferred Share and Common Share purchase warrants (the "Warrants") for aggregate cash consideration


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of $12.4 million and $2.7 million, respectively. As at the date hereof, the
Series Two Preferred Share is convertible, for no additional consideration, into up to 19,999,105 Common Shares, subject to certain anti-dilution adjustments. The Warrants are exercisable to acquire up to 55% of the Common Shares (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share, and expire on April 11, 2006.

Under an investor rights agreement entered into on the closing of the IAC Investment, IAC and its affiliates have various rights, including prospectus qualification rights, pre-emptive rights in connection with further issuances of shares, matching rights for change of control transactions, approval rights over certain material transactions and rights to board and board committee representation.

On March 31, 2004, the Corporation acquired the assets of MilePoint, Inc. (the "MilePoint Acquisition"), a loyalty program technology provider and operator, for $3.5 million in cash and four million common shares.

At the beginning of the second quarter of 2005, the Corporation will begin making some important changes to the Points.com consumer Web site.

Currently, the Points.com Web site is a transactional Web site that allows consumers to swap miles and points between over 45 reward programs. While established as the world's only service of its kind, Points.com, in its current form, represents only a small part of the Corporation's opportunity to service consumers' total reward program experience.

The new Points.com Web site, referred to as "Points.com version 3.0," represents a major enhancement in the relationship with both reward program partners and the consumer. Today, the consumer interacts with a Web site that centres on a single feature: swap ("Swap"). Points.com version 3.0 will broaden the Web site's offerings and present each consumer with a personalized view of his or her reward program universe.

Because of this personalized view of the consumer's reward program universe, Points.com will be able to help consumers release more value from their favourite programs and "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools such as ways to purchase ("Buy") and earn ("Earn") more miles or points in their favourite programs. In addition, the system will be driven by an ATG Marketing Enterprise System that will use the consumer's unique reward program, reward goals and point balance mix to suggest ways to use the Earn, Buy and Swap tools most effectively.

As a result of these changes, Points.com will become a "reward management portal" that provides a more comprehensive and engaging consumer experience.

This functionality is expected to add new revenue streams to the Points.com business model. Most significantly, the loyalty management utility of the Web site is expected to allow Points.com to focus more on a subscription membership model as a core aspect of the business.

Management expects that Points.com version 3.0 will be phased in over the course of 2005, with monthly releases beginning in the second quarter. In April 2005, Points.com users will


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immediately notice a new look and feel that will reflect the more consumer-focused approach. Over the course of the spring and summer, Points.com will add or expand its Buy, Earn and Suggestion functionality.

In the second half of 2005, management will begin driving consumer traffic to the new Points.com Web site to leverage the Web site's ongoing evolution.

In accordance with Canadian generally accepted accounting principles and the Canadian Institute of Charted Accountants (CICA) handbook, Sections 3061 and 3062, Web site development costs incurred in the Web site application and infrastructure development associated with Points.com version 3.0 will be capitalized. For additional information, see the Corporation's Management's Discussion and Analysis ("MD&A"), "General and Administrative Expenses," page 23, "Property, Plant and Equipment," page 30 and "Capital Resources - Planned Capital Expenditures" page 36.

DESCRIPTION OF THE BUSINESS

The Corporation had only one operating segment, Points.com, in each of 2004 and 2003.

CORE BUSINESS - POINTS SOLUTIONS

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The technology platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com (referred to as the Points Exchange in past disclosures) and a suite of Points.com Business Solutions (referred to as the Private Branded Solutions in past disclosures) available to loyalty program operators. The Corporation's business is principally conducted over the internet (other than functions such as customer support), allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

Points Solutions accounted for 97% ($7.56 million) of the Corporation's revenues. The remaining 3% is attributed to interest income.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online service allowing consumers who are members of participating loyalty programs to swap their loyalty program points and/or miles between other participating loyalty programs.

As at December 31, 2004, Points.com had attracted 45 loyalty program participants (as at the date hereof, one additional partner is under contract but not yet launched and three partners have been launched), including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs.

For more information on the development of new technology for Points.com, see "General Development of the Business - Three-Year History" herein


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Points.com Business Solutions

At December 31, 2004, the Corporation had 55 Points.com Business Solutions products in the marketplace. This suite of technologies includes:

Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

Corporate - facilitates the sale of loyalty program currencies to corporate customers.

Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

Integrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

Elite - facilitates the online sale of tier status to members of loyalty programs.

Systems Design - custom applications developed for select large loyalty program partners. See page 6 "Status of New Products" of this AIF for an example of the redeemAAmiles program, an application built for a loyalty partner.

Specialized Skill and Knowledge

The Corporation employs 11 key senior managers. These managers possess over 60 years of aggregate loyalty experience, have managed large loyalty program sales organizations, and built large loyalty technology systems. The success of the Corporation is dependent on the experience of such key personnel and loss of such personnel could adversely affect the Corporation's business, operations and prospects.

In addition, the Points Solutions are a proprietary technology. As a result, the Corporation is also dependent on its ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of key employees could adversely affect the Corporation's business, operations and prospects.

Competitive Conditions

Several indirect competitors are currently in the market with limited product offerings. Other internet Web sites that offer financial and account aggregation and management (e.g., MileageManager) are potential competitors. These indirect and potential competitors currently offer a product similar to the Corporation's "My Account" (previously referred to as the pointsfolio(TM)), but do not offer an swap function. Management believes that none of the competitors is actively partnering with loyalty programs to independently provide a solution similar to the Points.com service. Rather, these indirect competitors are only able to retrieve and display member account information. However it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.


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The Corporation must compete with a wide range of companies that seek to provide business solutions technology, from small companies to large companies. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, decreasing its ability to be competitive and operate as a viable business.

Companies such as IBM Ltd. and Sabre Inc. ("Sabre") (a leading provider of technology for the travel industry) are potential competitors for Points.com's services. Sabre in particular has greater resources and extensive relationships with airlines, although a significant investment in time and resources would be required to develop offerings similar to those offered by Points.com.

Points.com has established mutually beneficial relationships with potential competitors. During April 2002, Points.com and Sabre entered into a formal agreement that has resulted in the Points Solutions being marketed to loyalty programs internationally by Sabre. Sabre focuses on international markets, working in complement with Points.com's business development team, which focuses on North American markets, through Points.com and Points International (US) Ltd., and on international markets through Points International (UK) Limited. With operations in 45 countries, Sabre's marketing network has global reach and has established relationships with major loyalty programs.

Any competition, as described above, could have a material adverse impact on the Corporation's business, operations and prospects.

Status of New Products

On September 17, 2004, a redemption platform was launched to enable American Airlines AAdvantage program members to redeem their miles online for hotel stays and other program points. Participating companies to date include Marriott, Diners Club, Intercontinental Hotels and Hilton. The participant list will be expanded in the first quarter of 2005 to include other partner options. The redeemAAmiles program adds value to the American Airlines AAdvantage(R) program and its members by increasing the utility of miles earned, and facilitating an online process that reduces transaction processing time from weeks to days. The redemption platform is an example of a Systems Design solution. The Corporation's economics are similar to a swap transaction at Points.com.

Components - Raw Materials, Component Parts and Finished Products

Predominantly all of Points.com's business is conducted electronically. Accordingly, the sources, pricing and availability of raw materials and component parts for the Corporation are not known to be subject to any material constraints.


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Intangible Property

The Corporation and Points.com hold the rights to several important trademarks, including the Points.com and Points.net domain names. Several other trademark applications are in process. On December 16, 2003, Points.com was awarded the registration of the trademark POINTS.COM and design in the U.S. and has an application pending in Canada for the trademark POINTS.COM. On July 5, 2001, MyPoints.com, Inc. ("MyPoints") filed a Statement of Opposition in Canada to the Corporation's application for the trade-mark POINTS.COM. On December 13, 2004, Points International and MyPoints signed a Mutual Coexistence Agreement stipulating that neither party will object to the use, application or registration of their respective marks, in Canada, for stated services. In January 2005, MyPoints withdrew its opposition to the Points.com registration.

The Corporation has filed eight trademark applications in Canada. Four of the trademarks have been registered and four are pending. The Corporation has also filed six trademark applications in the U.S., of which four have been registered and two are pending.

In connection with the MilePoint Acquisition, the Corporation acquired 10 registered trademarks and two pending trademark applications. The trademarks are filed in the U.S., the European Union, Australia and Japan.

The proprietary technology used in the business is owned by Points.com, and Points.com has made two applications to register patents. The patent, entitled the "Apparatus and Method of Facilitating the swap of Points Between Selected Entities", has been filed in Canada and the U.S. while the patent entitled "Apparatus and Method of Distributing and Tracking the Distribution of Incentive Points", has been filed in Canada, the U.S. and Australia.

In addition, as part of the MilePoint Acquisition, the Corporation acquired two patents - "Loyalty Program Tracking and Conversion System", filed in Canada, the U.S. and Australia and "Loyalty Currency Vending System" (a Continuation-in-Part of the previous MilePoint patent) has been filed in the U.S.

Points.com is regularly granted the right to use its partners' trademarks in connection with the joint branding of its Web site and provision of services to members.

As Points.com operates in a technology-based environment, its intellectual property and its access to the property of its loyalty program partners are critical to the Corporation's ongoing business.

Seasonality

Points Solutions (comprising Points.com and Points.com Business Solutions) is not subject to major seasonality factors. There is, however, one period in which growth slows or declines and one period in which certain products are active and generate revenue.

During July and August, Points Solutions experiences a slight decline in activity as fewer consumers are online purchasing, transferring or exchanging miles. This modest decline has occurred in each of the past two years.


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The Elite product is only available to certain loyalty programs' consumers from late January to mid April with most of the activity occurring during February and March.

Economic Dependence

See Note 21 of the Corporation's Audited Consolidated Financial Statements, which are incorporated by reference herein.

Changes to Contracts

The Corporation anticipates the renegotiation of contracts to occur in the normal course of business. In the event that contracts are not renegotiated on terms reasonably satisfactory to the Corporation, the Corporation's business could be materially adversely affected. However, the Corporation's management anticipates that material contracts will be successfully renegotiated.

Employees

As at December 31, 2004, the Corporation had 79 full-time employees (including three contractors replacing employees in a temporary leave of absence) and three short-term contractors.

Foreign Operations

Due to the nature of Points International's business, management of the Corporation does not believe that there are any particular risks associated with the foreign operations of the Corporation that differ materially from the risks associated with the domestic operations of the Corporation, although the Corporation believes it is possible that it may face competition within foreign markets.

Reorganizations

See "General Development of the Business - Three-Year History" herein for additional information.

RISK FACTORS

Investing in internet-based businesses can have a high degree of business risk. In addition to the other information contained in this AIF, investors should carefully consider the risk factors set out below, review the discussion under "Description of the Business" above and review the MD&A prior to making an investment decision with respect to the Corporation.

LIMITED FINANCIAL RESOURCES

The financial resources of the Corporation are limited. For 2004, Points International reported ($2,352,995) of cash flows used in operating activities, deposits of $13,153,623 and working capital of ($7,767,648). If cash flow provided by operations does not increase the Corporation's liquid and unencumbered cash position, it could impact the Corporation's ability to pay its liabilities and/or exploit its business opportunities and fund growth. Consequently, the


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Corporation could in future be dependent upon its ability to obtain additional financing either by debt, equity or other means.

The ability of the Corporation to arrange such additional financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Corporation. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on terms satisfactory to the Corporation. The nature of the relationship with IAC (including the ability of IAC to acquire control of the Corporation, to exercise pre-emptive rights and the right to match third-party offers for the Corporation) may result in difficulties for the Corporation in finding new third-parties willing to make debt or equity investments in the Corporation.

If additional financing is raised by the issuance of shares from the treasury of the Corporation, control of the Corporation may change and/or shareholders may suffer additional dilution. If additional financing is raised by the issuance of debt, the Corporation will be more highly leveraged going forward and the repayment of or interest payments upon such debt could have a negative effect on the cash flow of the Corporation. If adequate financing is not available, or is not available on acceptable terms, the Corporation may not be able to take advantage of opportunities, invest in technological development and enhancements, or otherwise respond to competitive pressures and remain in business. In addition, the failure to secure additional financing could result in the failure of the Corporation to meet its liabilities as they become due, which would have a material adverse effect on the Corporation.

MATURITY OF THE CIBC CAPITAL PARTNERS' DEBENTURE

When the 11% $6,000,000 senior secured convertible debenture (as amended from time to time, the "Debenture") issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, matures on July 4, 2005, the Corporation will be required to repay $6 million of principal and $3,413,118 of accrued interest to CIBC Capital Partners. The repayment of $9,413,118 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment. However, CIBC Capital Partners has the option, exercisable prior to March 31, 2005, to extend the maturity date to March 15, 2006 and thereafter the right to extend the maturity of the Debenture for up to two additional one-year periods.

For additional information see page 32, "Commitments Related to the Terms of Certain Financing Arrangements" of the Corporation's MD&A.

LIABILITIES OF THE CORPORATION

As at December 31, 2004, Points International had outstanding consolidated current liabilities of $24,775,900 including the Debenture and consolidated total liabilities of $39,115,680, including the Series One Preference Share and the Series Two Preferred Share, all of which are discussed in greater detail in the MD&A. There is no assurance that the Corporation will be able to repay such amounts when and if they are due, as any such repayment will be dependent upon generating sufficient cash reserves and may also be dependent upon securing additional financing.


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TECHNOLOGY AND PRODUCT DEVELOPMENT RISKS FOR POINTS.COM VERSION 3.0

Points.com version 3.0 is a significant technology development project that the Corporation expects to release at the beginning of the second quarter of 2005. Monthly updates are planned into early 2006. See "General Development of the Business - Three-Year History" for additional information.

With any substantial technology development project, the Corporation faces the real and material possibility that some of the risks outlined below will occur.

Risks related to purchased third-party software include partial or incorrect software deployment and a lack of domain knowledge of the third-party software in the Corporation's IT department.

Risks related to internally developed software include, but are not limited to, unanticipated complexity, software defects, design flaws or an incomplete design.

Marketing risks include, but are not limited to, poor customer experience, insufficient perceived consumer value, deficiencies in reporting, tracking, and forecasting capabilities, poor customer retention rates, low customer acquisition rates and low customer activity rates.

SENSITIVITY TO FOREIGN EXCHANGE RATE CHANGES

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 92% of the Corporation's revenues are in U.S. dollars and the remaining 8% are split between Canadian dollars, Euros, Great Britain Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly in 2005.

In 2004, approximately 69% of the Corporation's general and administrative expenses were in Canadian dollars, 28% were U.S. dollar-based and 3% were based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

Over the past three years, the FX rate differential has been negative. In 2004, the decline in the U.S. dollar resulted in a 11% lower revenue growth, or approximately $905,500, offset by a 3.5% decrease in expense growth, or approximately $426,000.

For additional information see page 22, "Foreign Exchange Rates" of the Corporation's MD&A.

HIGH DEPENDENCE ON KEY CUSTOMERS

Approximately 54% of the Corporation's revenues are from its three largest customers (the two largest customers represent 43% of revenues). In 2003, two customers represented 61% of the Corporation's revenues. In addition, 61% (2003
- 58%) of the Corporation's deposits are due to these three customers.


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DEPENDENCE UPON KEY PERSONNEL

See "Description of the Business - Core Business - Points Solutions - Specialized Skill and Knowledge" herein.

GROWTH-RELATED RISKS

The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The Corporation's ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Any inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

IMPEDIMENTS TO MATERIAL TRANSACTIONS

Under the investor's rights agreement entered into by the Corporation and IAC in connection with the IAC Investment, in the event that there is an offer to effect any transaction that could result in any person (or group of persons) other than IAC acquiring (i) assets of Points International and/or its subsidiaries that are, individually or in the aggregate, material to Points International or any of its subsidiaries, or (ii) 20% or more of the equity of, or voting rights in respect of, Points International or any of its subsidiaries, IAC is entitled to notice of such transaction and the right to propose a matching transaction. The existence of this matching right in favour of IAC will significantly reduce the probability that a third party would propose a transaction in the nature described above and that could otherwise have been beneficial to the Corporation and its shareholders.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers will be subject with respect to the operations of the Corporation. As a result of the Corporation's efforts to engage people who have experience in the Corporation's area of business, some of the directors and officers have been and will continue to be engaged in other businesses. Situations may arise where the directors and officers will be in direct competition or have an interest in parties that conflict with the Corporation. Any such conflicts will be subject to the governance practices of the board of directors and governed by the law applicable to directors' and officers' conflict of interest.

LIMITED CUSTOMERS

There can be no assurance that Points International will be successful in marketing its products to potential retail customers and loyalty program operating partners. Competitors of the Corporation may have long-standing relationships with their customers. As a result, it may be difficult for the Corporation to penetrate certain markets to gain new customers or loyalty program partners. In addition, it is possible that the Corporation will not be able to maintain its existing relationships with retail customers and loyalty program partners.


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REVENUES

Operating revenues are derived from contracts for Points Solutions. This includes revenue from Points.com Business Solutions, in the form of development fees, maintenance fees and commissions, and revenue from Points.com in the form of fees and commissions. Revenue growth is dependent on attracting new partners and customers for the Corporation's business, and in securing continued contracts for its Points.com Business Solutions. Competition or other business factors may have a material adverse effect on the Corporation's business.

DIVIDENDS

The Corporation has not declared or paid any dividends to its shareholders and may not do so without the prior approval of the holder of both the Debenture and Series Two Preferred Share in the capital of the Corporation. The Corporation will retain earnings for general corporate purposes to promote future growth. As such, the board of directors does not anticipate paying any dividends for the foreseeable future. The Corporation's Board of Directors will review this policy from time to time, having regard to the Corporation's financial condition, financing requirements and other relevant factors.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, of which three series consisting of one share each have been authorized. As at the date hereof, 74,072,456 Common Shares, one Series One Preference Share, one Series Two Preferred Share and no Series Three Preferred Shares are outstanding.

The Common Shares carry one vote per share, are entitled to dividends if, as and when declared by the board of directors and participate rateably on any liquidation, dissolution or winding-up of the Corporation. Except as described below, the Common Shares rank subsequent to the preferred shares.

The Series One Preference Share is a non-voting, convertible share. The Series One Preference Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the Debenture, (ii) repayment in full of the Debenture or
(iii) payment of the Dividend (as defined below) (each a "Conversion Event"). In the event of the liquidation, dissolution or winding-up of the Corporation prior to a Conversion Event, the holder of the Series One Preference Share is entitled to (a) receive $4,000,000 before any payment to holders of any Common Shares and
(b) share pro-rata (on the basis that the Series One Preference Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of Points International to an aggregate maximum of $20,000,000 in addition to the sum specified in (a). The holder of the Series One Preference Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, prescribed change of control or related events occur. The Dividend is approximately equal to the liquidation preference described above; in no event may the Dividend exceed $24,000,000. The Series One Preference Share is not entitled to dividends other than as set out above.

The Series Two Preferred Share is a voting, convertible share and ranks equally with the Series One Preferred Share. The Series Two Preferred Share is convertible until March 31, 2013, for no additional consideration, into 19,999,105 Common Shares, subject to adjustment in accordance with its anti-dilution protection provisions. If not converted, the Series Two Preferred Share will be redeemed by the Corporation on March 31, 2013 for the greater of $12,400,000 plus 7% per annum from the date of issuance and the market value of the Common Shares into which the Series Two Preferred Share then could be converted. The Series Two Preferred Share will also be redeemed if certain change of control events occur, for an amount equal to the greater of (i) 125% of the redemption amount described above and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the change of control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the value of the consideration paid per Common Share in the transaction resulting in the change of control. In the event of the liquidation, dissolution or winding-up of the Corporation, the holder of the Series Two Preferred Share will be entitled to receive an amount equal to the greater of $12,400,000 plus 7% per annum from the date of issuance and the product of the number of Common Shares into which it could then be converted and the per share amount to be distributed to the holders of the Common Shares after giving effect to any payments to be paid on shares ranking prior to the Common Shares. The Series Two Preferred Share entitles the holder to various rights, including to receive dividends with the holders of Common Shares on an "as converted" basis, vote with the holders of Common Shares on an "as converted" basis (in certain circumstances, to a maximum of 19.9% of the votes that may be cast), vote separately as a series with respect to certain material transactions and certain other matters involving the Corporation, and elect two members to the board of directors of the Corporation and have one member sit on each committee of the board of directors. If the Series Two Preferred Share ceases to be held by an affiliate of IAC, it will automatically convert into a Series Three Preferred Share.

The Series Three Preferred Share is a non-voting, non-convertible share ranking equally with the Series One Preferred Share. The Corporation will redeem the Series Three Preferred Share upon the earlier of March 31, 2013 and the third business day following a prescribed change of control event. In the event of redemption on March 31, 2013, the amount payable will equal $12,400,000 plus 7% per annum from the date of issuance of the Series Two Preferred Share. In the event of redemption following a change of control, the amount payable will equal 125% of the amount specified in the preceding sentence. In the event of the liquidation, dissolution or winding-up of the Corporation, the holder of the Series Three Preferred Share will be entitled to receive an amount equal to $12,400,000 plus 7% per annum, calculated from the date of issue of the Series Two Preferred Share.

The Corporation also has outstanding the 11% $6,000,000 Debenture. The Debenture will mature on July 4, 2005 subject to the right of the holder, exercisable prior to March 31, 2005, to extend the maturity date to March 31, 2006 and thereafter the right to extend the maturity of the Debenture for up to two additional one-year periods. The Corporation is entitled to pre-pay the Debenture, without interest (the payment of which is waived), following the exercise in full of the Warrant; the Debenture may not otherwise be prepaid. If the Warrant expires, the $6,000,000 principal amount of the Debenture will be convertible at the option of the holder into 18,908,070 Common Shares and accrued interest on any principal amount as converted ceases to be payable. The Debenture will automatically convert into Common Shares in certain circumstances, including the sale of all outstanding Common Shares for a price per share of at least $1.26928 and the sale of all or substantially all of the assets of Points International yielding net proceeds per Common Share (after giving effect to the conversion of the Debenture) of at least $1.26928. The Debenture is not convertible into Common Shares at the option of the holder as long as the Warrant is outstanding and held by IAC or an affiliate thereof but is otherwise convertible at the option of the holder into 18,908,070 Common Shares. The Debenture contains negative covenants in favour of the holder such that the holder's consent is required for, among other things, (i) the sale by the Corporation of all or substantially all of its assets, (ii) any transaction to reorganize the Corporation's capital structure or merge with another person,
(iii) certain sales of treasury stock, (iv) the payment of dividends or distributions on share capital or the purchase or redemption of outstanding securities, (v) amendments to the Corporation's articles or by-laws and (vi) material changes to the Corporation's business.

Subsequent to year end, on January 31, 2005, CIBC Capital Partners waived the prohibitions on prepayment of the Debenture and acknowledged that Points.com may at any time prepay the principal amount together with all accrued and unpaid interest and other amounts payable under the Debenture (the "Waiver"). Pursuant to the Waiver, any prepayment would consist of an amount of cash equal in value to the unpaid principal amount and an amount in common shares of the Corporation equal in value to the amount of accrued but unpaid interest. The Waiver is in effect until March 31, 2005.

MARKET FOR SECURITIES

The Corporation's Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "PTS". The Corporation's common shares are also listed on the U.S. Pink sheets under the symbol "PTSEF.PK".

 FY 2004     HIGH    LOW    CLOSE     VOLUME
 -------    -----   -----   -----   ---------
December    $0.94   $0.61   $0.94   3,138.135
November     0.88    0.58    0.63   1,214,388
October      0.90    0.62    0.84   1,603,477
September    0.95    0.72    0.82     574,028
August       1.06    0.69    0.90     388,872
July         1.03    0.85    1.02     789,345
June         1.17    0.96    1.01   1,947,197
May          1.30    0.95    1.11   1,331,763
April        1.54    1.08    1.23   7,042,289

 FY 2004     HIGH    LOW    CLOSE     VOLUME
 -------    -----   -----   -----   ---------
March        1.33    0.90    1.12   4,110,326
February     1.10    0.88    0.99   2,228,235
January      1.08    0.76    0.93   1,749,429

Note 1: January and February 1- 23, 2004, Points International was listed on the TSX Venture Exchange. On February 24, 2004, the Corporation began to trade on the TSX and ceased to trade on the TSX Venture Exchange.

ESCROWED SECURITIES

                       NUMBER OF SECURITIES   PERCENTAGE OF
DESIGNATION OF CLASS      HELD IN ESCROW          CLASS
--------------------   --------------------   -------------
Common Shares (1)            2,700,000             3.7%

Note (1): Computershare Trust Company of Canada acts as the Escrow Agent and the shares are released as follows: 700,000 shares on March 31, 2005; 1,500,000 shares on September 30, 2005; and 500,000 shares on March 31, 2006.

DIRECTORS AND OFFICERS

NAME, ADDRESS AND OCCUPATION OF DIRECTORS

The following table sets forth the name, municipalities of residence, term as director and current and five-year historic occupation of the directors of the Corporation. Each director is elected to hold office until the Corporation's next annual shareholders' meeting or until his successor is elected or appointed. Points International next annual and special meeting will be held on May 11, 2005.

                                                                                PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE
                                                                                 YEARS (CURRENT AND FOR PAST FIVE YEARS UNLESS
          NAME                     OFFICE             TERM AS DIRECTOR                         OTHERWISE NOTED)
------------------------   ----------------------   -------------------   ----------------------------------------------------------
Douglas A. Carty(1)        Chairman of the Board    Feb. 2002 - present   Chief Financial Officer, Laidlaw International Ltd., a
Glen Ellyn, Illinois                                                      transportation company (Jan. 2003 - present)

                                                                          Chief Financial Officer, Atlas Air Worldwide Holdings
                                                                          Inc., an air cargo company (Jul. 2001 - Dec. 2002)

                                                                          Chief Financial Officer, Canadian Airlines, an airline
                                                                          (Jul. 1996 - Jul. 2000)

Marc B. Lavine(1)          Vice-Chairman of the     Feb. 2000 - present   Chief Executive Officer, President and Director of
Paris, France              Board                                          Chrysalis Capital Corporation II, a capital pool company
                                                                          (June 2004 - present)

                                                                          Chief Executive Officer, President and Director of
                                                                          Chrysalis Capital Corporation, a capital pool company
                                                                          (Oct. 1, 2003 - present)

                                                                          Chief Executive Officer, Exclamation International
                                                                          Incorporated (Jun. 1999 - Feb. 2002)

                                                                                PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE
                                                                                 YEARS (CURRENT AND FOR PAST FIVE YEARS UNLESS
          NAME                     OFFICE             TERM AS DIRECTOR                         OTHERWISE NOTED)
------------------------   ----------------------   -------------------   ----------------------------------------------------------
T. Robert MacLean(3)       Chief Executive          Feb. 2002 - present   Chief Executive Officer, Points International Ltd. (Feb.
Toronto, Ontario           Officer and Director                           2002 - present)

                                                                          Chief Executive Officer, Points.com Inc. (Feb. 2000 -
                                                                          present)

                                                                          President, Points.com Inc. (Feb. 2000 - Feb. 2002)

                                                                          Vice President, other positions, Canadian Airlines, an
                                                                          airline (1988 - 2000)

Christopher J.D. Barnard   President and Director   Feb. 2000 - present   President, Points International Ltd. (Feb. 2000 - present)
Toronto, Ontario

                                                                          President, Points.com Inc. (Feb. 2002 - present)

                                                                          Vice President, Exclamation International Incorporated
                                                                          (Jul. 1998 - Feb. 2000)

Rowland W. Fleming(2)      Director                 Feb. 2002 - present   Public and private company director (Apr. 1999 - present)
Mississauga, Ontario

John W. Thompson(1)        Director                 Feb. 2002 - present   Public company director (Aug. 2000 - present)
Toronto, Ontario

                                                                          Managing Director, Kensington Capital Partners Limited, an
                                                                          investment and advisory firm (Sept. 1999 - Oct. 2003)

J. Grant McCutcheon(2)     Director                 Feb. 2000 - present   Director, Lawrence & Company Incorporated, an investment
Toronto, Ontario                                                          firm (Dec. 1995 - present)

Jim W. Kranias(2)          Director                 Feb. 2000 - present   President, International Consulting, a private consulting
London, England                                                           company (Aug. 1998 - present)

Eric A. Korman(1)(2),(4)   Director                 June 2003 - present   Senior Vice President, Mergers & Acquisitions,
New York, New York                                                        InterActiveCorp, an interactive commerce company (Dec.
                                                                          2004 - present)

                                                                          Other positions at InterActiveCorp (Sept. 2001 - Dec.
                                                                          2004)

                                                                          Principal, and head of business development for ePartners
                                                                          Venture Capital, a $650 million venture fund (Jan. 2000 -
                                                                          Apr. 2001)

Dan Marriott(4)            Director                 Dec 2003 - present    Senior Vice President, Interactive Development,
New York, New York                                                        InterActiveCorp, an interactive commerce company (Dec.
                                                                          2003 - present)

                                                                          Senior Vice President, Strategic Planning, InterActiveCorp
                                                                          (Feb. 2002 - Dec. 2003)

                                                                          Executive Vice President, Corporate Strategy and
                                                                          Development, Ticketmaster, Inc., an online consumer
                                                                          products company (Feb. 1999 - Feb. 2002)

Notes:

(1)  Audit Committee

(2)  Human Resources and Corporate Governance Committee

(3) Mr. MacLean serves as an observer for both the Audit and Human Resources and Corporate Governance Committees.

(4) Nominee of Points Investments, Inc., a corporation controlled by InterActiveCorp, holder of the Series Two Preferred Share.

CURRENT OFFICERS OF THE CORPORATION

The following table sets forth the name, municipalities of residence, office, term as officer and current and five-year historic occupation of the officers of the Corporation.

                                                                                    PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE
                                                                                    YEARS (CURRENT AND FOR PAST FIVE YEARS UNLESS
           NAME                        OFFICE                TERM AS OFFICER                       OTHERWISE NOTED)
-------------------------   ---------------------------   --------------------   ---------------------------------------------------
T. Robert MacLean           Chief Executive Officer and   Feb. 2002 - present    Chief Executive Officer, Points International Ltd.
Toronto, Ontario            Director                                             (Feb.2002 - present)

                                                                                 Chief Executive Officer, Points.com Inc. (Feb. 2000
                                                                                 - present)

                                                                                 President, Points.com Inc. (Feb. 2000 - Feb. 2002)

                                                                                 Vice President, other positions, Canadian Airlines,
                                                                                 an airline (1988 - 2000)

Christopher J.D. Barnard    President and Director        Feb. 2000 - present    President, Points International Ltd. (Feb. 2000 -
Toronto, Ontario                                                                 present)

                                                                                 President, Points.com Inc. (Feb. 2002 - present)

                                                                                 Vice President, Exclamation International
                                                                                 Incorporated (Jul. 1998 - Feb. 2000)

Darlene J. Higbee Clarkin   Vice President and Chief      Feb. 2002 - present    Vice President and Chief Technology Officer,
Delta, British Columbia     Technology Officer                                   Points.com Inc. (Jul. 2000 - present) and Points
                                                                                 International Ltd. (Feb. 2002 - present)

                                                                                 IT Manager, Canadian Airlines (1990 - 2000)

Grad Conn                   Chief Marketing Officer       May 2004 - present     Chief Marketing Officer, Points International Ltd.
Toronto, Ontario                                                                 and Points.com Inc. (May 2004 - present)

                                                                                 Vice President, Managing Director, Grey Direct +
                                                                                 Interactive (2002 - May 2004)

                                                                                 Chief Executive Officer, OpenCola Inc. (1998 -
                                                                                 2001)

Peter Lockhard              Vice President, Points.com    Jan. 2005 - present    Vice President, Points International Ltd and
Toronto, Ontario            Business Solutions                                   Points.com Inc. (Jan. 2005 - present)

                                                                                 Managing Director, Aquiam Partners Ltd. (May 2001
                                                                                 - Dec. 2004)

                                                                                 Vice President, Professional Services, FloNetwork
                                                                                 Inc. (Sept. 2000 - Apr. 2001)

                                                                                 Account Director, Maritz Canada Inc. (Feb. 1998 -
                                                                                 Aug. 2000)

Stephen M. Yuzpe            Chief Financial Officer and   Feb. 2000 - present    Chief Financial Officer, Points International Ltd.
Toronto, Ontario            Corporate Secretary                                  (Feb. 2000 - present) and Points.com Inc.  (Feb.
                                                                                 2002 - present)

                                                                                 Catalyst, Exclamation International Incorporated
                                                                                 (Feb. 1999 - Feb. 2000)

William A. Thompson         Senior Vice President,        Feb. 2002 - present    Senior Vice President, Partners, Points
Flower Mound, Texas         Partners                                             International Ltd. and Points.com Inc. (Feb. 2003 -
                                                                                 present)

                                                                                 Vice President, Partner Relationships, other
                                                                                 positions, Points.com Inc. (Aug. 2000 - Feb. 2003)

                                                                                 Director and General Manager, American Airlines
                                                                                 (Jun. 1996 - Aug. 2000)

                                                                                    PRINCIPAL OCCUPATION WITHIN THE PRECEDING FIVE
                                                                                    YEARS (CURRENT AND FOR PAST FIVE YEARS UNLESS
           NAME                        OFFICE                TERM AS OFFICER                       OTHERWISE NOTED)
-------------------------   ---------------------------   --------------------   ---------------------------------------------------
Sacha Diab                  Vice President, Partners      Nov. 2004 - present    Vice President, Partners, Points International Ltd.
Toronto, Ontario                                                                 and Points.com Inc. (Nov. 2004 - Present)

                                                                                 Director, Business Development and other positions,
                                                                                 Points.com Inc.  (Aug. 2000 - Nov. 2004)

                                                                                 Vice President, Partners, Triad Communication (1998
                                                                                 - 2000)

Michael Glass               Vice President, Product       Aug. 2004 - present    Vice President, Product Development, Points
Seattle, Washington         Development                                          International Ltd. and Point.s.com Inc. (Aug. 2004
                                                                                 - Present)

                                                                                 Senior Director, .NET Platform Strategy, Microsoft
                                                                                 Corporation (Dec. 2001 - Aug. 2004)

                                                                                 Product Unit Manager, Microsoft Learning
                                                                                 Technologies, Microsoft Corporation (Nov. 1998 -
                                                                                 Dec. 2001)

Jerry J. Philip             Vice President, Business      Feb. 2002 -  present   Vice President, Business Development, Points.com
Oakville, Ontario           Development                                          Inc. (Mar. 2000 - present) and Points International
                                                                                 Ltd. (Feb. 2002 - present)

                                                                                 Senior Manager, other positions, Canadian Airlines
                                                                                 (1995 - Mar. 2000)

Jason Sikora                Vice President, Marketing     Nov. 2004 - present    Vice President, Marketing, Points International
Markham, Ontario                                                                 Ltd. and Points.com Inc. (Nov. 2004 - present)

                                                                                 Director, Interactive Marketing, Grey Worldwide -
                                                                                 Canada (Jan. 2001 - Nov. 2004)

                                                                                 Director, Interactive Marketing & Strategic
                                                                                 Partnerships, Chapters Online (Dec. 1998 - Jan.
                                                                                 2001)

SECURITY HOLDINGS

As of the date of this AIF, as a group, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control or direction over, 11,227,746 Common Shares representing approximately 15.2% of the issued and outstanding Common Shares.

BOARD COMMITTEES

AUDIT COMMITTEE

Pursuant to the CBCA, the Corporation is required to have an audit committee ("Audit Committee" or "Committee") comprised of not fewer than three directors, the majority of whom are not officers or employees of the Corporation or any of its affiliates.

The Audit Committee of the Corporation is comprised of the following four directors: Douglas Carty (Chair), Eric Korman (Series Two Preferred Share holder nominee), Marc Lavine, and John Thompson. None of the members of the Audit Committee is an officer or employee of the Corporation. The holder of the Series Two Preferred Share has the right to elect one member to the Audit Committee and the Committee size is set to four directors. The Audit Committee's mandate can be found in the investor relations section of the Corporation's Web site, www.points.com, and this mandate is incorporated by reference herein.

The board of directors believes that each of the members of the Audit Committee possesses a high level of financial literacy and expertise. Each member of the Committee has been determined by the board of directors to be an independent director. In addition, each member of the Audit Committee has personally acknowledged to the Corporation that his education and experience would qualify him as "financially literate", as defined under Canadian securities laws.

Mr. Carty (Chair of the Committee) holds a Master of Business Administration from the University of Western Ontario (subsequently renamed the Ivey School of Business) and a Bachelor of Arts. (Honours) from Queen's University. Mr. Carty is the Chief Financial Officer of Laidlaw International Ltd., a NYSE listed issuer, and is responsible for the preparation of all internal and external financial reports.

Mr. Korman received his Master of Business Administration from the J. L. Kellogg Graduate School of Management at Northwestern University, and his Bachelor of Arts with Honours in economics from Emory University. Mr. Korman is the Senior Vice President Mergers and Acquisitions at InterActiveCorp, requiring him to be able to understand and value very complex businesses through financial analysis.

Mr. Lavine holds an Honours Business Administration degree from the Ivey School of Business at the University of Western Ontario. Mr. Lavine is the Chief Executive Officer, President and Chairman of the board of directors of Chrysalis Capital Corporation and has held the positions of director, audit committee member, Chief Executive Officer, President and Chief Financial Officer at two additional TSX or TSX Venture Exchange listed issuers (including the Corporation).

Mr. Thompson holds an Honours degree in Business Administration from the University of Western Ontario and is a Chartered Accountant. Prior to spending three years at a merchant bank, Mr. Thompson spent 21 years at Loblaws Companies Limited, most recently holding the position of Executive Vice President.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditor in the last two fiscal years were as follows:

                           2004       2003
                         --------   -------
Audit Fees               $ 49,750   $37,500
Audit-Related Fees (1)     22,250     7,500
Tax Fees (2)                2,150    16,470
All Other Fees (3)         42,152    22,650
Total Fees               $116,302   $84,120

Notes

(1) Audit-related fees primarily relate to the review of interim financial periods and accounting advice.

(2) Tax fees primarily relate to advice for the Corporation's tax returns, Scientific Research & Experimental Design claim, the tax treatment of non-resident directors' compensation, the tax treatment of employee stock options and other tax matters.

(3) In 2004, $41,152 of All Other Fees is related to the MilePoint Acquisition and, in 2003, $13,550 is related to the investment by InterActiveCorp, $4,500 is related to the OSC's continuous disclosure review and $5,600 is related to other matters.

HUMAN RESOURCES AND CORPORATE GOVERNANCE COMMITTEE

The Human Resources and Corporate Governance Committee is comprised of four members of the board: Messrs. Fleming (Chairman of the Committee), Korman, Kranias and McCutcheon. The Human Resources and Corporate Governance Committee reviews the performance of the executive officers, the performance of the Corporation (including its separate divisions and subsidiaries) and establishes the compensation package for executive officers.

In connection with the IAC Investment, the number of members of each of these board committees will be limited to four, with one member of each committee being a director elected by the holder of the Series Two Preferred Share.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

In October 1996, J. Grant McCutcheon joined the board of directors of Innovadent Technologies Ltd. ("Innovadent") as the nominee of Innovadent's largest shareholder and secured lender. Innovadent made a proposal to creditors in May 1998, which was accepted. In April 1999, the Ontario Securities Commission issued a cease trade order against Innovadent for failure to file financial statements and, in August 1999, Innovadent filed a notice of intent to make a proposal to creditors. Mr. McCutcheon resigned from the board of Innovadent on August 31, 1999.

In July of 1996, Mr. Carty was appointed to the position of Chief Financial Officer of Canadian Airlines Corporation ("CANADIAN"). In March of 2000, Canadian filed for bankruptcy protection under the Companies Creditors Arrangement Act.

CONFLICTS OF INTEREST

See "Risk Factors - Conflicts of Interest" above.

LEGAL PROCEEDINGS

The Corporation is not, to its knowledge, subject to any material legal proceedings. Please see "Description of the business - Core business - Points Solutions - Intangible Property" for disclosure of the successfully concluded MyPoints trademark dispute.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

INDEBTEDNESS BY AN OFFICER

The Corporation provided a loan to Mr. Robert MacLean, the Corporation's Chief Executive Officer, to induce and assist Mr. MacLean in relocating from Calgary to Toronto and assume a leadership position with the Corporation. The following table sets forth certain details of Mr. MacLean's indebtedness. Mr. MacLean's loan had an initial 18-month term that commenced on February 24, 2000. The initial term to maturity expired on August 24, 2001 but was extended to

December 31, 2004. Interest accrues on the principal outstanding at the Canada Revenue Agency prescribed interest rate with accrued interest payable together with principal on the loan maturity date.

                                           Amount                                          Amount
                                        outstanding             Amount                 outstanding on            Largest amount
Fiscal year        Security for        at beginning         forgiven during            December 31 of              outstanding
   ending          indebtedness       of fiscal year   fiscal year(1), (2), (3)         fiscal year            during fiscal year
-----------   ---------------------   --------------   ------------------------   -----------------------   ------------------------
2002          Options in Points.com       $75,000        $25,000 principal plus    $50,000 principal plus     $75,000 principal plus
              Inc.                                      $8,680 accrued interest   $1,135 accrued interest    $8,680 accrued interest
2003          Options in Points.com       $50,000        $25,000 principal plus                   $25,000     $50,000 principal plus
              Inc.                                      $1,650 accrued interest                             $513.29 accrued interest
2004          Options in Points.com       $25,000        $25,000 principal plus                       Nil     $25,000 principal plus
              Inc.                                        $825 accrued interest                                $825 accrued interest

Notes:

(1)  $25,000 of principal and $8,680 of interest was forgiven on April 24, 2002.

(2) $25,000 of principal was forgiven on April 24, 2003 and $1,650 of accrued interest was forgiven on December 31, 2003.

(3) The remaining $25,000 of principal and $825 of accrued interest was forgiven on April 24, 2004.

SHARES OF THE CORPORATION ISSUED IN EXCHANGE FOR PROPERTY

The Corporation has granted to holders of options to acquire common shares of Points.com the right to put to the Corporation the common shares of Points.com in exchange for Common Shares having a fair market value equal to the fair market value of the common shares of Points.com so put. The Corporation has used a ratio of 2.5039 Common Shares per Points.com common share for this purpose. In fiscal years 2003 and 2004, certain officers, directors and former directors exercised stock options in Points.com and exercised their put rights.

               Points.com Common Shares     Points International Ltd.
              Acquired Upon Exercise of   Shares Issued in Exchange for
Fiscal Year            Options                  Points.com Shares
-----------   -------------------------   -----------------------------
    2002                39,600                         99,155
    2003               930,529                      2,329,954
    2004               524,554                      1,313,433

Notes:

(1) Subsequent to year end, 475,600 common shares in Points.com were exchanged for 1,190,856 Common Shares of the Corporation.

(2) Subsequent to year end, 75,000 options in Points.com were conditionally exercised. See the heading "PCI Option Extension" in the Corporation's Management Information Circular for additional information.

TRANSFER AGENT

Computershare Trust Company of Canada
600, 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Canada

MATERIAL CONTRACTS

The Corporation is party to three material contracts that were entered into outside of the ordinary course of business: (i) the Investor's Rights Agreement;
(ii) the Debenture and certain amendments thereto, each of which is described in the material change report of the Corporation dated March 21, 2003 which is incorporated by reference herein; and (iii) the Waiver. This material change report is available at www.sedar.com.

ADDITIONAL INFORMATION

Additional information can be found on Sedar at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Points International's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders.

Additional information can also be found in the Corporation's most recent MD&A, dated March 8, 2005.


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